Exhibit 99.1



Alcon Shareholders Approve Dividend and Elect a New Member to the Board

HÜNENBERG, Switzerland - May 9, 2007 - Alcon, Inc., (NYSE: ACL) announced the following actions were taken by shareholders at the company's Annual General Meeting of Shareholders held today in Zug, Switzerland:

- Approved a dividend of 2.50 Swiss francs per share to be paid on May 25, 2007 to shareholders of record on May 15, 2007 (U.S. dollar equivalent of $2.06 per share based on exchange rates in effect today).
- Re-elected Francisco Castañer, Werner J. Bauer and Lodewijk J.R. de Vink to the board of directors for three-year terms of office.
- Elected Gerhard N. Mayr as a new member of the board of directors for a two-year term of office.
- Approved the cancellation of 7,920,000 shares, at CHF 0.20 par value per share, which have been repurchased by Alcon, Inc. and that, as a result, the share capital of Alcon, Inc. will be reduced from CHF 63,468,796.40 to CHF 61,884,796.40. Subject to fulfillment of certain formal Swiss law requirements, the cancellation is expected to become effective in July or August 2007.

The company also announced that its board of directors re-elected Cary Rayment as its chairman and re-elected Francisco Castañer as its vice-chairman in a board meeting that followed the completion of the Annual General Meeting of Shareholders.

Gerhard Mayr replaces Philip Geier as one of the board's independent directors. Mr. Mayr had a 32-year career with Eli Lilly & Company, during which he held a wide variety of senior management positions. He retired from Eli Lilly as Executive Vice President, Pharmaceutical Operations in 2004. Mr. Mayr also serves on the boards of Lonza Group Ltd., OMV AG and UCB S.A. Born in Austria, Mr. Mayr has a Masters Degree in Chemical Engineering from the Swiss Federal Institute of Technology and a Masters in Business Administration from Stanford University.

Mr. Geier has served on Alcon's board since the initial public offering in March of 2002 and has contributed greatly to Alcon's strategic business and financial direction over the past five years. Alcon extends its thanks and appreciation to him for his counsel and contributions to the company's success since the IPO.

About Alcon

Alcon, Inc. is the world's leading eye care company with sales of $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the company's web site at www.alcon.com.

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For information, contact:
Doug MacHatton
(Alcon Investor Relations and Strategic Corporate Communications)